CERTIFICATE OF AMENDMENT
                                   to the
                         ARTICLES OF INCORPORATION
                                     of
                              GENE-CELL, INC.

     Gene-Cell, Inc.(the "Corporation"), a corporation organized under the laws of the State of Nevada on November 3, 1986, hereby adopts the following Amendment to its Articles of Incorporation pursuant to the provisions of Nevada Revised Statutes Sections 78.320.

     The Articles of Incorporation shall be amended to read as follows:

                                     I

     On or about June 18, 2002, the shareholders of the Corporation approved a one-for-sixty five reverse split of the issued and outstanding shares of the Corporation. The authorized common shares and par value of said shares will remain unchanged. Any fractional shares resulting from the reverse split will be rounded to the next whole share. Following the reverse split there were approximately 302,361 common shares of the Corporation issued and outstanding.

                                     II

     The number of common shares issued and outstanding in the Corporation prior to the reverse split and entitled to vote on the amendment was 19,653,412. The number of shares that voted in favor of the above amendments was 13,747,000. The number of shares that voted against the above amendments was 0. The reverse split shall have an effective date on or about July 23, 2002.

     IN WITNESS WHEREOF, we set our hand hereunder this 2nd day of July, 2002.

                              GENE-CELL, INC.


                              ____________________________
                              By  Brian R. Davis, President


                              ____________________________
                              By David B. Brown, Secretary